SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                            Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
   Boston, Massachusetts 02114                              (516) 681-3636
          (617) 570-4614
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(continued on next page(s))

CUSIP NO. 830137-10-5                13D/A
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No. 34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OR 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,400,300
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,400,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,400,300 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.73%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 16 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, and as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On March 22, 2005, First Union elected to dismiss its Maryland State Court action brought last week against the Issuer without prejudice. According to First Union's court filing:

      "in light of the extraordinary step by Sizeler Property Investors, Inc. and every member of its board individually to seek a declaratory judgment in the federal District Court of Maryland that their conduct in connection with the March 15, 2005 sale of stock at issue in the instant case was not a breach of fiduciary duty or otherwise improper. As First Union believes that it will prevail on the merits and does not wish to distract from the substantive questions by an ancillary dispute over the forum, it will join the issue in the federal court forum selected by Sizeler and its board."

      Also on March 22, 2005 First Union issued a press release with respect to the dismissal and noted in its press release that the judge in the State Court action stated "I agree that [First Union] has, in my view, raised grave questions about this transaction." Unfortunately, however, the Court concluded that because the stock issuance had been consummated earlier that morning, shortly after it was announced by Sizeler, he had no ability to issue the temporary restraining order.

      A copy of the Press Release is attached as Exhibit 13 hereto and is incorporated herein by reference.

      Item 7. Materials to be Filed as Exhibits.

      Exhibit 13. Press Release issued March 22, 2005 with respect to dismissal of State Court action.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2005                   FIRST UNION REAL ESTATE EQUITY AND
                                         MORTGAGE INVESTMENTS


                                        By: /s/ Peter Braverman
                                            ------------------------------------
                                            Peter Braverman
                                            President